FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT DECEMBER 5

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Lassallestrasse 9
1020 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Shareholder Information
Telekom Austria Group Submitted the Second Highest Bid in the Tender for Telekom Srpske (Ad-hoc)
Vienna, December 5, 2006: The Directorate of Privatizations of the Republic of Srpska today announced the results of the first phase of privatization of a 65% stake in Telekom Srpske, the second largest fixed line, mobile and Internet service provider in Bosnia and Herzegovina. The Telekom Austria Group (VSE: TKA, NYSE: TKA) submitted a lower bid than its only competitor. Following today’s announcement the Directorate invited the higher bidder to negotiate transaction documentation, a process which will take a maximum of one month. The Telekom Austria Group will continue to closely monitor the outcome of the negotiations and is prepared to start negotiating with the Directorate if the negotiations with the higher bidder fail.
Boris Nemsic, CEO of the Telekom Austria Group and CEO mobilkom austria said: “The outcome of the tender so far is disappointing for us, however, we are committed to deploy our capital and resources in the region in the most efficient way to create value for our shareholders. We expect other opportunities to arise in Bosnia and Herzegovina in the near future and we will continue to evaluate projects in our target region.”
Stefano Colombo, Chief Financial Officer of the Telekom Austria Group added: “The current result of the tender leaves us with financial flexibility to pursue other attractive opportunities in the region. We are also constantly reviewing our shareholder remuneration policy to ensure that our shareholders receive attractive return on their capital. As previously announced we will update the cash use policy in spring 2007”.
Contacts:
Peter Zydek
Head of Investor Relations
Telekom Austria Group
Tel.: +43 (0) 590591-19001
E-Mail: peter.zydek@telekom.at

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Boris Nemsic

Name: Boris Nemsic Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: December 5, 2006